CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
3.80% Secured Medium-Term Notes, Series H, due January 1, 2043	$400,000,000	$54,560

(1)	The filing fee of $54,560 is calculated in accordance with Rule 457(r) under the Securities Act of 1933 and relates to the Registration Statement on Form S-3 (No. 333-178133) filed by Public Service Electric and Gas Company on November 23, 2011.

Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-178133

Pricing Supplement dated January 7, 2013
(To Prospectus Supplement dated May 7, 2012
and Prospectus dated November 23, 2011)

PUBLIC SERVICE ELECTRIC AND GAS COMPANY (PSE&G)

Secured Medium-Term Notes, Series H

CUSIP: 74456QBB1	Maturity Date: January 1, 2043
Trade Date: January 7, 2013	These Notes are DTC Eligible and will be issued in
Original Issue Date/Settlement Date: January 11, 2013,	book-entry form
which is the fourth business day following the Trade	Mode of Distribution: [X] Underwritten [ ] Agented
Date. Accordingly, purchasers who wish to trade the	[X]	Barclays Capital Inc. ($79,000,000)
Notes on the date hereof will be required, because the	[ ]	BNP Paribas Securities Corp.
Notes will not initially settle in T+3, to specify an	[ ]	BNY Mellon Capital Markets, LLC
alternative settlement date at the time of such trade to	[ ]	Credit Suisse Securities (USA) LLC
prevent a failed settlement and should consult their	[X]	Goldman, Sachs & Co. ($79,000,000)
own advisors.	[ ]	J.P. Morgan Securities LLC
Principal Amount: $400,000,000	[ ]	Mitsubishi UFJ Securities (USA), Inc.
Price to Public: 99.363% of Principal Amount, plus	[X]	Mizuho Securities USA Inc. ($24,000,000)
accrued interest from January 11, 2013 if settlement	[ ]	Morgan Stanley & Co. LLC
occurs after that date	[X]	RBC Capital Markets, LLC ($79,000,000)
Purchase Price: 98.613% of Principal Amount	[ ]	RBS Securities Inc.
Net Proceeds to Company: $394,452,000	[ ]	Scotia Capital (USA) Inc.
Interest Rate: 3.80% per annum	[X]	Wells Fargo Securities, LLC ($79,000,000)
Initial Interest Accrual Date: January 11, 2013	[X]	TD Securities (USA) LLC ($24,000,000)
Interest Payment Dates: January 1 and July 1,	[X]	U.S. Bancorp Investments, Inc. ($24,000,000)
commencing July 1, 2013	[X]	The Williams Capital Group, L.P. ($12,000,000)
Regular Record Dates: December 15 and June 15

Redemption Provisions:

     The Secured Medium-Term Notes, Series H offered hereby (the “Secured Medium-Term Notes”) will be subject to redemption as described in the prospectus and prospectus supplement.

     Additionally, the Secured Medium-Term Notes will be subject to redemption at any time prior to July 1, 2042 (the date that is six months prior to the Maturity Date) (the “Make Whole Redemption Period”) on not less than 30 days’ prior written notice to holders, either as a whole or in part, at the option of PSE&G, at a redemption price equal to the greater of (i) 100% of the principal amount of the Secured Medium-Term Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of accrued interest to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 12.5 basis points (0.125%), plus, in either case, accrued interest thereon to the date of redemption.

     At any time on or after July 1, 2042 (the date that is six months prior to the Maturity Date), the Secured Medium-Term Notes will be subject to redemption on not less than 30 days’ prior written notice to holders, either as a whole or in part, at the option of PSE&G, at a redemption price equal to 100% of the principal amount of the Secured Medium-Term Notes to be redeemed, plus accrued interest thereon to the date of redemption.

     “Treasury Rate” means, with respect to any redemption date during the Make Whole Redemption Period, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Secured Medium-Term Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Secured Medium-Term Notes to be redeemed.

     “Comparable Treasury Price” means, with respect to any redemption date during the Make Whole Redemption Period, (i) the average of three Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of five Reference Treasury Dealer Quotations, or (ii) if the Trustee is unable to obtain five Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so obtained.

     “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by PSE&G and acceptable to the Trustee.

     “Reference Treasury Dealer” means a primary U.S. Government Securities Dealer in the United States (a “Primary Treasury Dealer”) selected by PSE&G and acceptable to the Trustee.

     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date during the Make Whole Redemption Period, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed, in each case, as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at or before 5:00 p.m., New York City time, on the third business day preceding such redemption date.

Use of Proceeds:

     The net proceeds from the sale of the Secured Medium-Term Notes will be added to the general funds of PSE&G and will be used for general corporate purposes.

Supplemental United States Federal Income Tax Considerations:

     The following discussion supplements the discussion contained in the Prospectus Supplement dated May 7, 2012 under the heading “United States Federal Income Tax Considerations—Foreign Account Tax Compliance.”

     Under administrative guidance and proposed regulations, withholding under the HIRE Act (“FATCA withholding”) would not apply to payments of interest before January 1, 2014 and to payments of gross proceeds from a sale or other disposition of the Secured Medium-Term Notes before January 1, 2017. In addition, a senior official of the U.S. Department of the Treasury (the “U.S. Treasury”) commented publicly in December 2012 that FATCA withholding will generally not apply to debt instruments that are issued prior to January 1, 2014, although this statement is not yet reflected in published U.S. Treasury guidance. You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.